Filed by CBS Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CBS Corporation

Commission File No.: 001-09553

Date: October 20, 2017

QUESTIONS AND ANSWERS WITH RESPECT TO TENDER RIGHTS

OF PARTICIPANTS IN

THE CBS RADIO 401(K) PLAN (THE “PLAN”)

Timeline/Important Dates:

Offer Starts:	October 19, 2017

Offer Expires:	12:00 a.m. Midnight, New York City time, on November 16, 2017 (unless the Offer is extended)

Deadline to Tender:	1:00 p.m., New York City time, on November 10, 2017

DESCRIPTION OF THE OFFER

1.	What is the Offer?

CBS Corporation (“CBS”) is offering to exchange (the “Offer”) up to 101,407,494 shares of common stock, par value $0.01 per share (“Radio Common Stock”), of CBS Radio Inc. (“CBS Radio”) in the aggregate that are owned by CBS for outstanding shares of CBS Class B common stock, par value $0.001 per share (“CBS Class B Common Stock”), that are validly tendered prior to the expiration of the Offer and not validly withdrawn, at the exchange ratio referenced in the enclosed prospectus dated October 19, 2017 (the “Prospectus”). Holders of CBS Class A common stock, par value $0.001 per share (“CBS Class A Common Stock,” and together with the CBS Class B Common Stock, the “CBS Common Stock”), may participate in the Offer by conditionally converting their shares of CBS Class A Common Stock to CBS Class B Common Stock and tendering such shares. If such tendered shares are not accepted in the Offer, such shares will not be converted into CBS Class B Common Stock and will remain CBS Class A Common Stock.

As described in greater detail in the Prospectus, if the Offer is undertaken and consummated but not fully subscribed because less than all shares of Radio Common Stock owned by CBS are exchanged, or if the Offer is consummated but not all of the shares of Radio Common Stock owned by CBS are exchanged due to the upper limit for the Offer being in effect, the remaining shares of Radio Common Stock owned by CBS will be distributed in a spin-off on a pro rata basis to holders of CBS Common Stock whose shares of CBS Common Stock remain outstanding after consummation of the Offer (the “spin-off”), based on the relative economic interest of each such holder in the number of total outstanding shares of CBS Common Stock, excluding those shares of CBS Class B Common Stock that have been validly tendered and not withdrawn in the Offer. Any holder of CBS Class B Common Stock (or any holder who conditionally converts CBS Class A Common Stock into Class B Common Stock and) who validly tenders (and does not properly withdraw) shares of CBS Class B Common Stock for shares of Radio Common Stock in the Offer will waive their rights only with respect to such validly tendered shares (but not with respect to any other shares that are not validly tendered) to receive, and forfeit any rights to, shares of Radio Common Stock distributed on a pro rata basis to holders of CBS Common Stock in the spin-off.

As described in greater detail in the Prospectus, immediately following consummation of the Offer and, if necessary, the spin-off, a special purpose merger subsidiary of Entercom Communications Corp., a Pennsylvania corporation (“Entercom”), named Constitution Merger Sub Corp., a Delaware corporation (“Merger Sub”), will be merged with and into CBS Radio, whereby the separate corporate existence of Merger Sub will cease and CBS Radio will continue as the surviving company and a wholly owned subsidiary of Entercom (the “Merger”). In the Merger, each share of Radio Common Stock will be converted into the right to receive one share of Class A common stock of Entercom, par value $0.01 per share (“Entercom Class A Common Stock”). Capitalized terms used but not defined herein shall have the same meaning given to them in the Prospectus.

The CBS Class B Company Stock Fund is an investment option available under the Plan, which primarily consists of shares of CBS Class B Common Stock along with a small cash component (the “Class B Stock Fund”). Participants in the Plan

with a portion of their Plan accounts invested in the Class B Stock Fund have the right to direct whether or not Vanguard Fiduciary Trust Company, the trustee of the Plan (the “Trustee”), will accept the Offer for tender with respect to their proportional interests in the Class B Stock Fund. Participants may instruct the Trustee to accept the Offer for tender via the Internet, toll-free telephone call or by mail.

If instructing the Trustee via the Internet or by toll-free telephone call, participants should visit www.tabulationsplus.com/cbr or call 1-866-874-4882 toll-free before 1:00 p.m., New York City time, on November 10, 2017.

If instructing the Trustee by mail, Participants should indicate their intention to tender on the enclosed Instruction Form and return this form authorizing the Trustee to accept the Offer for tender, either in the enclosed, pre-addressed, postage-paid envelope or by mailing the form to:

Ellen Philip Associates

Independent Tabulator

Attn: CBS Radio 401(k) Plan

80 Broad Street, #610

New York, NY 10004

A pre-addressed, postage-paid envelope is enclosed for the purpose of returning your Instruction Form. If responding by mail, you should return your completed Instruction Form by mail to Ellen Philip Associates (the “Independent Tabulator”) in ample time to ensure that it is received before 1:00 p.m., New York City time, on November 10, 2017.

The terms and conditions of the Offer are fully described in the enclosed Prospectus. You are urged to read the Prospectus carefully.

This document is not designed to encourage you to tender or refrain from tendering your proportional interest in the Class B Stock Fund. None of CBS, CBS Radio, Entercom, their respective boards of directors, the Trustee, the Independent Tabulator, the Information Agent (as defined below), the Recordkeeper (as defined below) or any Plan fiduciary or administrator is making any recommendation regarding whether you should tender or refrain from tendering your proportional interest in the Class B Stock Fund in the Offer.

2.	What are my rights under the Offer?

The Plan’s records indicate that a portion of your Plan account is invested in the Class B Stock Fund. When you invest a portion of your Plan account in the Class B Stock Fund, your proportional interest in the Fund is reflected in the form of units, each of which consists of a partial share of CBS Class B Common Stock plus a small amount of cash. The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), requires that plan assets be held in trust, and the shares of CBS Common Stock that make up the Class B Stock Fund are held in an account that is in the Trustee’s name rather than the Plan’s participants. Consequently, only the Trustee may tender shares of CBS Class B Common Stock in the Offer. However, you have the ability to direct whether or not the Trustee will tender those shares of CBS Class B Common Stock representing your proportional interest in the Class B Stock Fund.

You may direct the Trustee to tender all, a whole percentage or none of your proportional interest in the Class B Stock Fund. The Trustee will tender shares of CBS Class B Common Stock by aggregating all Plan participant instructions, but only in accordance with your instructions as well as those of the other Plan participants. Unless you affirmatively instruct the Trustee to tender, you will be deemed to have instructed the Trustee to tender none of your proportional interest in the Class B Stock Fund in the Offer.

3.	What Tender Offer materials did I receive and what is the purpose of each document?

In addition to these Questions and Answers, the materials described below are also enclosed in this mailing. Please read these documents carefully.

1.    Letter to Participants in the CBS Radio 401(k) Plan. This letter gives you details for participating in the Offer with respect to your proportional interest in the Class B Stock Fund.

2.    Blackout Notice. This letter describes the “blackout period” that will apply to the portion of your Plan account invested in the Class B Stock Fund that you instruct the Trustee to tender.

3.    Prospectus. This document describes all of the terms and conditions of the Offer.

4.    Instruction Form. You must complete, sign and mail this document to the Independent Tabulator in the enclosed pre-addressed, postage-paid envelope or communicate your intention by toll-free telephone call or via the Internet if you wish to direct the Trustee to tender some or all of your proportional interest in the Class B Stock Fund. If you fail to respond in one of the manners described above such that the Independent Tabulator has not received your instructions before 1:00 p.m., New York City time, on November 10, 2017, you will be deemed to have instructed the Trustee to tender none of your proportional interest in the Class B Stock Fund in the Offer.

5.    Reply Envelope. A pre-addressed, postage-paid envelope is provided for your convenience. If you decide to tender some or all of your proportional interest in the Class B Stock Fund, you are encouraged to communicate your instructions via the Internet or by toll-free telephone call, but if you prefer to communicate your instructions by mail, you may use this envelope to mail the completed Instruction Form to the Independent Tabulator. If you would prefer to mail your Instruction Form, please do so in ample time to ensure that the Independent Tabulator receives it before 1:00 p.m., New York City time, on November 10, 2017. Again, if you fail to respond in one of the manners described above such that the Independent Tabulator has not received your instructions before 1:00 p.m., New York City time, on November 10, 2017, you will be deemed to have instructed the Trustee to tender none of your proportional interest in the Class B Stock Fund in the Offer.

4.	How do I direct the Plan’s Trustee?

You can instruct the Trustee to accept the Offer for tender by (i) instructing the Independent Tabulator via the Internet, (ii) calling the Independent Tabulator toll-free or (iii) completing the Instruction Form as described, signing and dating it, and returning it to the Independent Tabulator by mail.

More specifically, to validly direct the Trustee to tender on your behalf, you should do the following:

1.    Review Instructions. Read carefully and follow exactly the instructions in (i) the Letter to Participants in the CBS Radio 401(k) Plan and (ii) the Instruction Form. These documents will tell you how to direct the Trustee regarding your proportional interest in the Class B Stock Fund.

2.    To Tender By Internet. If directing the Trustee to tender on your behalf via the Internet, visit www.tabulationsplus.com/cbr. Have available your control number, which appears on the top right-hand side of the enclosed Instruction Form.

3.    To Tender By Toll-Free Telephone Call. If directing the Trustee to tender on your behalf by toll-free telephone call, call the Independent Tabulator toll free at 1-866-874-4882. Have available your control number, which appears on the top right-hand side of the enclosed Instruction Form, when you call.

4.    To Tender By Mail. If directing the Trustee to tender on your behalf by mail, you must fully complete, sign and date the enclosed Instruction Form. Designate on the Instruction Form the whole percentage of your proportional interest that you wish the Trustee to tender in the Offer. If you do not fully complete the Instruction Form as required, or if your Instruction Form is not signed and dated, your direction cannot be honored and the Instruction Form will be invalid in all respects, even if timely received by the Independent Tabulator. You may use the enclosed pre-addressed, postage-paid envelope to return your completed Instruction Form if you wish to have the Trustee tender on your behalf.

5.    To Obtain Information About Your Plan Account Balance. You may obtain information about your Plan account balance and the value of your proportional interest in the Class B Stock Fund by visiting the Plan’s website at www.vanguard.com (if you have not registered, you will need your plan number (092944) to do so) or by calling The Vanguard Group, Inc. (the “Recordkeeper”), toll free at 1-800-523-1188 (Monday through Friday, between 8:30 a.m. and 9:00 p.m. Eastern Time).

Please be precise in providing your instruction and please act promptly. If you have any questions regarding the materials enclosed with these Questions and Answers, please contact Georgeson LLC, the information agent for the Offer (the “Information Agent”), toll free at 1-866-741-9588 if you are within the United States (if you are outside the United States, you may reach the Information Agent at 1-781-575-2137). If you would like to speak with a live operator, please call the Information Agent between the hours of 9:00 a.m. and 11:00 p.m. Eastern Time, Monday through Friday. General information about the Offer can also be viewed on the Information Agent’s website for the Offer at www.cbscorpexchange.com.

5.	What is the deadline for directing the Trustee to tender?

If you wish to tender, the Independent Tabulator must receive your instructions via the Internet or by toll-free telephone call or receive the Instruction Form before 1:00 p.m., New York City time, on November 10, 2017. If the Independent Tabulator has not received your instructions before 1:00 p.m., New York City time, on November 10, 2017, you will be deemed to have instructed the Trustee to tender none of your proportional interest in the Class B Stock Fund in the Offer. The Trustee and the Independent Tabulator will determine all questions as to the form and validity (including time of receipt) of all tender instructions, in their sole discretion, and their decisions shall be final and binding.

6.	How do I mail instructions to the Independent Tabulator?

If, in lieu of communicating your instructions via the Internet or by toll-free telephone call, you prefer to direct the Trustee to tender on your behalf by mail, please return your Instruction Form promptly recognizing that any mailed response will necessarily take longer to reach the Independent Tabulator than a same-day response made via the Internet or by telephone. You may mail your Instruction Form to the Independent Tabulator in the pre-addressed, postage-paid reply envelope that has been provided for this purpose. Alternatively, you may send your Instruction Form by first-class mail or by registered, certified, express or overnight delivery to: Ellen Philip Associates, Independent Tabulator, Attn: CBS Radio 401(k) Plan, 80 Broad Street, #610, New York, NY 10004. Do not deliver your Instruction Form to the human resources department at CBS or CBS Radio, or to the Trustee or the Recordkeeper. The method of delivery of Instruction Forms is at the election and risk of the Plan participant. If the Independent Tabulator has not received your valid instructions before 1:00 p.m., New York City time, on November 10, 2017, you will be deemed to have instructed the Trustee to tender none of your proportional interest in the Class B Stock Fund in the Offer.

If you direct the Trustee to tender on your behalf by mail, it is important that you retain the top portion of your Instruction Form containing your unique control number, which you will need if you subsequently decide to change or withdraw your directions to the Trustee (See Question 12 below).

7.	Must I provide directions to the Trustee?

You must respond if you wish the Trustee to tender all or a whole percentage of your proportional interest in the Class B Stock Fund. If you do not wish to tender any portion of your proportional interest in either Fund, there is nothing you need to do. However, see Question 21 below regarding the possibility that the Class B Stock Fund may be closed at a later date.

8.	What portion of my proportional interest in the Class B Stock Fund may I tender and how do I learn what my proportional interest in the Class B Stock Fund is worth?

You may tender a whole percentage up to 100% of your proportional interest in the Class B Stock Fund (including any employer contributions you may have chosen to be invested in the Class B Stock Fund which are not fully vested) determined as of 1:00 p.m., New York City time, on November 10, 2017. You may obtain information about the value of your proportional interest in the Class B Stock Fund by visiting the Plan’s website at www.vanguard.com. Once you are logged in, choose the “Plan Details” tab along the top of your computer screen, and from the drop down menu select “Investments” to display your balance in the Class B Stock Fund. Alternatively, you may also call the Recordkeeper toll free at 1-800-523-1188 (Monday through Friday, between 8:30 a.m. and 9:00 p.m. Eastern Time).

If you choose to participate in the Offer, you must either (a) instruct the Trustee to tender “all” of your proportional interest in the Class B Stock Fund or (b) instruct the Trustee to tender only the specific whole percentage of your proportional interest in the Class B Stock Fund that you designate. If you submit an Instruction Form by mail, please make sure that you carefully complete, date and sign the form. Any Instruction Form submitted by mail that is not dated and signed will be treated as invalid by the Independent Tabulator, and the Trustee will be instructed to tender none of your proportional interest in the Class B Stock Fund. Instruction Forms that are signed and dated, but inappropriately marked, may result in the Independent Tabulator conveying your instruction to the Trustee other than as you may have intended. For example, if you choose to tender a whole percentage of your proportional interest in the Class B Stock Fund, but fail to indicate the specific whole percentage of your interest to be tendered, the Independent Tabulator will interpret this as an instruction to tender 100% of your proportional interest in the Class B Stock Fund. If you choose to tender a whole percentage of your proportional interest in the Class B Stock Fund, but indicate a fractional percentage of your interest to be tendered (e.g., 33 1⁄3%), the Independent Tabulator will treat your Instruction Form as invalid and the Trustee will be instructed to tender none of your proportional interest in the Class B Stock Fund.

9.	Why must I direct the tender of my proportional interest in the Class B Stock Fund by percentage, rather than by designating a set number of shares of CBS Common Stock associated with my proportional interest in the Class B Stock Fund?

A percentage designation allows the Trustee to take into account transactions involving the Class B Stock Fund that might be affected after you complete and send your instructions to the Independent Tabulator. As a result, the Trustee will tender shares of CBS Class B Common Stock based upon the most recent information available to the Trustee as of the date that the Trustee submits the tendered shares in the Offer.

10.	What if I also hold shares of CBS Common Stock outside of the Plan?

If you also own shares of CBS Common Stock (either in your possession or held by a bank or brokerage firm, or otherwise) outside of the Plan, you will receive a separate set of Offer materials specific to those shares. You should be careful to follow the different instructions that may apply. See the Prospectus for more details.

11.	Who will know whether I participated in the Offer?

Your directions to the Trustee will be kept confidential. Except as required for the proper administration of the Plan and the Offer, no CBS or CBS Radio employee, officer or director will learn of your instruction unless such disclosure is required by law.

12.	Can I change my mind and direct the Trustee NOT to tender, or change the percentage of my proportional interest in the Class B Stock Fund to be tendered by the Trustee?

Yes, you can withdraw or change your previously submitted instructions to the Trustee by issuing a new instruction to the Trustee via the Internet or by toll-free telephone call. You may not issue a new instruction by mail. Your new instruction will cancel any prior instruction. Any new instructions must be received by the Independent Tabulator before 1:00 p.m., New York City time, on November 10, 2017 in order to be valid. To issue a new instruction via the Internet, visit www.tabulationsplus.com/cbr. To issue a new instruction by phone, call toll free at 1-866-874-4882.

13.	What if I have general questions about the Offer?

Please contact the Information Agent, toll free at 1-866-741-9588 if you are within the United States (if you are outside the United States, you may reach the Information Agent at 1-781-575-2137), if you have general questions about the Offer. If you would like to speak with a live operator, please call the Information Agent between the hours of 9:00 a.m. and 11:00 p.m. Eastern Time, Monday through Friday. General information about the Offer can also be viewed on the Information Agent’s website for the Offer at www.cbscorpexchange.com. You should also review the Prospectus that was included in the enclosed materials.

14.	Could the Offer be extended?

CBS may elect to extend the Offer for any reason by issuing a press release or other public announcement no later than 9:00 a.m., New York City time, on the morning after the original expiration date for the Offer. If the Offer is extended by more than two (2) business days, the deadline for Plan participants to instruct the Trustee whether or not to tender may also be extended, if administratively feasible. CBS will determine, in its sole discretion, whether the tender deadline for Plan participants will be extended, and its decision shall be final and binding. If the deadline is extended for Plan participants, an announcement will be posted on the Information Agent’s website for the Offer at www.cbscorpexchange.com and to the Plan’s website at www.vanguard.com. Please note, however, that any new deadline for Plan participants may be a different date and time than the deadline applicable to shares of CBS Common Stock held outside of the Plan

15.	Does CBS have to accept the Trustee’s tender?

CBS has offered to exchange up to 101,407,494 shares of Radio Common Stock it holds for shares of its Class B Common Stock. As previously explained, holders of shares of CBS Class A Common Stock may also participate in the Offer by conditionally converting their shares into shares of CBS Class B Common Stock and tendering. If shares of CBS Class B Common Stock are tendered in the Offer at a level that, if accepted, would require CBS to exchange more than 101,407,494 shares of Radio Common Stock (i.e., the Offer is oversubscribed), the tendered shares of CBS Class B Common Stock (including any shares of CBS Class A Common Stock that were conditionally converted) will be accepted for exchange on a pro rata basis.

You should also be aware that CBS does not have to complete the Offer unless the conditions described in the Prospectus under “The Exchange Offer—Conditions for Consummation of the Final Distribution” are satisfied or, where permissible, waived before the expiration of the Offer. For example, CBS is not required to complete the Offer unless certain conditions relating to the final distribution, merger and financing are satisfied. Please see the Prospectus for a description of these conditions.

16.	What if CBS does not complete the Offer?

If CBS does not complete the Offer, no portion of your proportional interest in the Class B Stock Fund that you directed the Trustee to tender will be accepted by CBS for exchange. Instead, your proportional interest in the Class B Stock Fund may be subject to liquidation as described in Question 21 below.

17.	What if the Offer is oversubscribed?

If you instruct the Trustee to tender all or a percentage of your proportional interest in the Class B Stock Fund, only the prorated portion which is accepted will be tendered. The remainder of your proportional interest in the Class B Stock Fund may be subject to liquidation as described in Question 21 below.

18.	How will I know if CBS has accepted all or a portion of the Trustee’s tender?

The exchange will be reflected in your Plan account as a transfer from the Class B Stock Fund into a new Entercom Company Stock Fund to be formed under the Plan. The exchange will occur as soon as practicable after the expiration of the Offer, but may not occur until approximately ten (10) business days after the Offer expires (including any extension).

OPERATION OF THE PLAN DURING THE OFFER

19.	If no portion of my Plan account is invested in the Class B Stock Fund, how will my Plan account be affected by the Offer?

If, as of 1:00 p.m., New York City time, on November 10, 2017, no portion of your Plan account is invested in the Class B Stock Fund, your Plan account will not be impacted in any way by the Offer. Contributions credited to your account after 1:00 p.m., New York City time, on November 10, 2017 to investment funds under the Plan that are open for new investments will be invested as usual, based on your investment directions in effect at the time of your contribution.

20.	If a portion of my Plan account is invested in the Class B Stock Fund, how will my Plan account be affected by the Offer?

Blackout Notice: If a portion of your Plan account is invested in the Class B Stock Fund, whether or not you instruct the Trustee to tender all or a percentage of your proportional interest in the Class B Stock Fund, then as of 1:00 p.m., New York City time, on November 10, 2017, transactions involving your entire proportional interest in the Class B Stock Fund will be prohibited for a period of up to three (3) business days following such date, and thereafter transactions involving only the tendered portion of your proportional interest in the Class B Stock Fund will be prohibited until after the Offer expires and all processing related to the Offer has been completed. These periods of restriction are referred to as “blackout periods,” and such prohibited transactions include your ability to request a loan, in-service withdrawal or full or partial distributions. With respect to the tendered portion of your proportional interest in the Class B Stock Fund, the blackout period will end as soon as practicable after the expiration of the Offer, but may not occur until approximately ten (10) business days after the Offer expires (i.e., during the week of December 3, 2017). Once the blackout period ends, an announcement will be posted to the Plan’s website at www.vanguard.com. Any proportional interest exchanged pursuant to the terms, and subject to the conditions, of the Offer will be reflected in your Plan account as a transfer from the Class B Stock Fund into a new Entercom Company Stock Fund to be formed under the Plan.

The portion of your Plan account that is not invested in the Class B Stock Fund will generally be unaffected by the Offer. Contributions credited to your account after 1:00 p.m., New York City time, on November 10, 2017 to investment funds under the Plan that are open for new investments will be invested as usual, based on your investment directions in effect at the time of your contribution.

You can call the Information Agent for the Offer, toll free at 1-866-741-9588 if you are within the United States (if you are outside the United States, you may reach the Information Agent at 1-781-575-2137). If you would like to speak with a live operator, please call the Information Agent between the hours of 9:00 a.m. and 11:00 p.m. Eastern Time, Monday through Friday. General information about the Offer can also be viewed on the Information Agent’s website for the Offer at www.cbscorpexchange.com.

For information about the Plan, you can visit the Plan’s website at www.vanguard.com, or call the Recordkeeper, toll free, at 1-800-523-1188 (Monday through Friday, between 8:30 a.m. and 9:00 p.m. Eastern Time).

21.	What happens with respect to the portion of my proportional interest in the Class B Stock Fund that I did not elect to tender?

Following the consummation of the Offer, Entercom intends to retain an independent fiduciary to assist it in evaluating any single stock investment as an available investment under the Plan, including both the Class B Stock Fund and the new Entercom Company Stock Fund. Following the consummation of the Offer, the Plan will be amended to provide that no new investment will be allowed into the Entercom Company Stock Fund under the Plan. Currently no new investment is permitted in the Class B Stock Fund. Participants in the Plan may continue to hold assets in the Class B Stock Fund and the Entercom Company Stock Fund and will be notified following the consummation of the Offer of any changes to the Plan that may impact the continued holding of assets in the Class B Stock Fund or the Entercom Company Stock Fund.

22.	If only a portion of my proportional interest in the Class B Stock Fund is accepted for tender, what happens to the portion that is not accepted?

Any tendered portion of your proportional interest in the Class B Stock Fund that is not accepted for tender will remain invested in the Class B Stock Fund, subject to potential liquidation as described in Question 21 above.

23.	What happens if I request a distribution, withdrawal or reallocation of assets invested in the Class B Stock Fund following the announcement of the Offer, but before or during a blackout period?

Distributions and withdrawals from the Plan and transfers into or out of your Plan account will be processed in accordance with normal procedures prior to the start of the blackout period. However, if you have a proportional interest in the Class B Stock Fund, no transactions involving that portion of your Plan account will occur during the applicable blackout period as described in Question 20 above.

24.	What if my Plan account is scheduled to be auto-rebalanced during a blackout period?

If a portion of your Plan account is invested in the Class B Stock Fund and your Plan account is scheduled to be auto-rebalanced during the blackout period, such auto-rebalance transaction will not occur as scheduled. However, your auto-rebalance election will remain in effect so that your Plan account will be auto-rebalanced at the next regularly-scheduled interval that you selected. For example, if your Plan account was scheduled to be auto-rebalanced on November 1, 2017 and you elected to have your Plan account auto-rebalanced on a quarterly basis, the November 1, 2017 auto-rebalance transaction will not occur and your Plan account will next be auto-rebalanced on February 1, 2018. If you would prefer to rebalance your Plan account before the next scheduled interval, you may rebalance your Plan account once the blackout period ends and establish a new auto-rebalance schedule at that time. For more information about the auto-rebalance feature or to modify how often your Plan account is rebalanced, you can visit the Plan’s website at www.vanguard.com, or call the Recordkeeper, toll free, at 1-800-523-1188 (Monday through Friday, between 8:30 a.m. and 9:00 p.m. Eastern Time).

25.	What if the investment of my Plan account is professionally managed through the Vanguard Managed Account Program, powered by Financial Engines?

If you instruct the Trustee to tender all or a percentage of your proportional interest in the Class B Stock Fund, your instruction will be valid even if you have elected to have the investment of your Plan account professionally managed by the Vanguard Managed Account Program. Remember that your proportional interest in the Class B Stock Fund that is eligible to be tendered in the Offer will be determined as of 1:00 p.m., New York City time, on November 10, 2017, which may be different than at the time you submit your instruction.

If, prior to the blackout period, you would like to modify the percentage of your Plan account which is invested in the Class B Stock Fund, you must affirmatively cancel the professional management of your Plan account through the Vanguard Managed Account Program. For more information about Vanguard’s professional management, you may visit the Plan’s website at www.vanguard.com, or call the Recordkeeper, toll free, at 1-800-523-1188 (Monday through Friday, between 8:30 a.m. and 9:00 p.m. Eastern Time). If you choose to cancel professional management of your Plan account, please note that the request will take one to two business days to be processed.

REINVESTMENT OF OFFER PROCEEDS

26.	How will the Plan invest the proceeds received in the Offer?

If you direct the Trustee to tender all or a percentage of your proportional interest in the Class B Stock Fund, your share of the proceeds that the Trustee receives in exchange for the portion of your proportional interest in the Class B Stock Fund that was tendered and accepted will be held in the new Entercom Company Stock Fund to be formed under the Plan. This amount will include the transfer of any cash associated with your proportional interest in the Class B Stock Fund that is not eligible for tender in the Offer. The exchange will occur as soon as practicable after the expiration of the Offer (including any extension), but may not occur until approximately ten (10) business days after the expiration.

27.	Can I sell the Entercom Class A Common Stock that is associated with my proportional interest in the new Entercom Company Stock Fund?

Unless you have previously been notified by Entercom that you are subject to other restrictions (such as preclearance requirements), you will be free to sell your proportional interest in the new Entercom Company Stock Fund, subject to the terms and conditions of the Plan. Any proportional interest that you elect to sell will be subject to the same rules and fees that previously applied to sales of your proportional interest in the Class B Stock Fund.

28.	Will the Entercom Company Stock Fund continue to be offered as an investment option under the Plan following the exchange?

Following the consummation of the Offer, Entercom intends to retain an independent fiduciary to assist it in evaluating any single stock investment as an available investment under the Plan, including both the Class B Stock Fund and the new Entercom Company Stock Fund. Following the consummation of the Offer, the Plan will be amended to provide that no new investment will be allowed into the Entercom Company Stock Fund under the Plan. Currently no new investment is permitted in the Class B Stock Fund. Participants in the Plan may continue to hold assets in the Class B Stock Fund and the Entercom Company Stock Fund and will be notified following the consummation of the Offer of any changes to the Plan that may impact the continued holding of assets in the Class B Stock Fund or the Entercom Company Stock Fund.

29.	Can I make new investments in the Entercom Company Stock Fund in my Plan account?

No. Following the consummation of the Offer, the Plan will be amended to provide that no new investment will be allowed into the Entercom Company Stock Fund under the Plan. You will, however, be permitted to transfer amounts out of the Entercom Company Stock Fund and into other investment funds offered under the Plan, but will not be permitted to transfer any new amounts into this fund.

30.	What is the tax treatment of any shares of Entercom Class A Common Stock that are credited to my Plan account as a result of the Offer?

You will not be subject to federal income tax when the Trustee tenders shares of CBS Class B Common Stock at your instruction, or when shares of Entercom Class A Common Stock are received by the Entercom Company Stock Fund in which your Plan account is invested following expiration of the Offer. Any shares of Entercom Class A Common Stock associated with your proportional interest in the Entercom Company Stock Fund as a result of the Offer will have the same tax basis as the corresponding shares of CBS Class B Common Stock tendered by the Trustee. In connection with eligible distributions of Entercom Class A Common Stock from the Entercom Company Stock Fund prior to its closure, any net unrealized appreciation (i.e., the increase in the fair market value of the shares over the tax basis of the shares) will be unaffected by the exchange.